TOWERSTREAM CORPORATION
55 Hammarlund Way
Middletown, Rhode Island 02842

March 15, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attn: Theresa A. Messinese

Re:	Item 4.01 Form 8-K Filed January 19, 2007 File No. 333-131087

Ladies and Gentlemen:

We received your comment letter dated February 8, 2007, with respect to Item 4.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2007 (File No. 333-131087) (the “Form 8-K”). In response to this letter, we filed an amendment to the Form 8-K on March 15, 2007 that includes all of the disclosures required by Item 304 of Regulation S-B.

In connection with responding to your comments, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ George E. Kilguss, III George E. Kilguss, III, Chief Financial Officer